ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES

Joint Fidelity Bond

THIS ALLOCATION AGREEMENT AMONG JOINTLY INSURED PARTIES (the “Agreement”), is effective as of this 1st day of October, 2012, by and between the Consulting Group Capital Markets Funds (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of its series, and Consulting Group Advisory Services LLC (“CGAS”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”). The aforementioned parties are collectively referred to as the “Joint Insureds” for purposes of this Agreement.

WHEREAS, the Joint Insureds desire to be named as joint insureds under the terms of a certain bond or policy of insurance which insures against larceny and embezzlement of officers and employees (the “Fidelity Bond”), a copy of which Fidelity Bond is attached hereto as Exhibit A; and

WHEREAS, the Joint Insureds desire to establish (i) criteria by which recoveries under the Fidelity Bond shall be allocated among the Joint Insureds in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “Act”), and (ii) the basis on which additional investment companies may be added as named Joint Insured under the Fidelity Bond;

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

Payment of Premiums

The Trust shall pay eighty percent (80%) of the premium payable under the Fidelity Bond; and CGAS shall pay twenty percent (20%) of the premium payable under the Fidelity Bond.

Each of the Joint Insured, agree that the appropriateness of the allocation of said premium will be determined by jointly by appropriate officers of the Joint Insureds on a monthly basis, subject to annual approval of both the Fidelity Bond and this Allocation Agreement by the Board of Trustees of the Trust.

Allocation of Recoveries

(a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bond, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to indemnify fully such party sustaining a loss.

(b) If the recovery is inadequate to indemnify fully each such party sustaining a loss, then the recovery shall be allocated among such parties as follows:

(i) Each such party sustaining a loss shall be allocated an amount equal to the lesser of that party’s actual loss or the minimum amount of bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss) in accordance with the provisions of Rule 17g-1(d)(1) under the Act.

(ii) The remaining portion of the proceeds shall be allocated to each such party sustaining a loss not fully covered by the allocation under subparagraph 2(b)(i), above, in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party that had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party’s last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

Obligation to Maintain Minimum Coverage

(a) The Trust represents and warrants that the minimum amount of coverage required of the Trust shall be determined as of the date hereof pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 under the Act. The parties hereto agree that the appropriate officers of the Trust will determine, no less frequently than at the end of each calendar quarter, the minimum amount of coverage which would be required of each of the Funds by Rule 17g-1(d)(1) if a determination with respect to the adequacy of the coverage were currently being made.

(b) In the event that the total amount of the minimum coverages thus determined exceeds the amount of coverage of the then-effective Fidelity Bond, the Board of Trustees of the Trust will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bond to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bond, will equal an amount equal to or greater than such minimums.

Prior Agreements; Termination

This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured bond and shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof. This Agreement shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days’ notice to the other parties hereto in writing.

Law Governing

This Agreement is governed by the laws of the Commonwealth of Massachusetts (without reference to such state’s conflict of law rules).

Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

Amendment, Modification, and Waiver

(a) No term or provision of this Agreement may be amended, modified, or waived without the affirmative vote or action by written consent of each of the parties hereto.

(b) The Joint Insureds may amend this Agreement to add another party to the Agreement provided that (a) such party may be included in the Fidelity Bond pursuant to Rule 17g-1(b) under the Act; (b) the Board of Trustees of the Trust who are not “interested persons” of the Trust shall approve such addition; and (c) the premium paid by the Trust thereafter would be no more than the premium of an individual policy for the Trust. In the event another party is added as a Joint Insured under the Fidelity Bond, such party must agree to be bound by the terms of this Agreement and must execute and deliver a copy of this Agreement to each Joint Insured.

On behalf of each party that is organized as a Massachusetts business trust or a series thereof, notice is hereby given that a copy of the Agreement and Declaration of Trust of such party is on file with the Secretary of State of The Commonwealth of Massachusetts, and that this Agreement is executed by an officer of such party, as an officer and not individually, on behalf of the trustees of such party, as trustees and not individually, and that the obligations of this Agreement with respect to a series of such party shall be binding upon the assets and properties of such series only and shall not be binding upon any of the Trustees, officers, employees, agents or shareholders of such party or such party individually or on the assets and properties of any other series of such party.

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly-authorized officers effective as of the date first above written.

Dated: As of January 15, 2013

CONSULTING GROUP CAPITAL MARKETS FUNDS

By:	/s/ James J. Tracy
Name:	James J. Tracy
Title:	President and Chief Executive Officer

CONSULTING GROUP ADVISORY SERVICES LLC

By:	/s/ Donna Marley
Name:	Donna Marley
Title:	Executive Director